SEC FILE NUMBER
000-16469
CUSIP NUMBER
458334109

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058 Expires: September 30, 2028 Estimated average burden hours per response..................2.50
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	[X] Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:    December 31, 2025

☐       Transition Report on Form 10-K

☐       Transition Report on Form 20-F

☐       Transition Report on Form 11-K

☐       Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INTERPARFUMS, INC.
Full Name of Registrant

Former Name if Applicable

551 Fifth Avenue
Address of Principal Executive Office (Street and Number)

New York, NY 10176
City, State and Zip Code

SEC 1344 (01-19)      Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Board of Governors of the Federal Reserve System	OMB Number 7100-0091	Approval expires February 28, 2026

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Interparfums Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “2025 Annual Report”) within the time period prescribed because management requires additional time to complete its final evaluation of internal control over financial reporting and to finalize the preparation of the Company’s consolidated financial statements and related disclosures to be included in the 2025 Annual Report. The Company’s independent registered public accounting firm, Forvis Mazars, LLP, also requires more time to complete the necessary procedures to issue its opinions on the consolidated financial statements and the Company’s internal control over financial reporting also to be included in the 2025 Annual Report. The Company expects to file its 2025 Annual Report as soon as practicable, but not later than March 17, 2026, which is the extension period provided by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

In connection with the completion of the audit, the Company has evaluated the status of the remediation efforts relating to the material weaknesses in internal control over financial reporting as of December 31, 2024. Although the Company has implemented significant remediation measures and has made substantial progress in strengthening its internal control environment, including enhancements to control documentation, review controls, monitoring activities, personnel training, and Information Technology General Controls, management expects to conclude that one material weakness in internal control over financial reporting continued to exist as of December 31, 2025, as the remediation efforts were not fully completed and/or operating for a sufficient period of time to permit management to conclude that the material weakness has been remediated.

The material weakness is not expected to result in changes to the financial information previously reported by the Company in its press release dated February 24, 2026, which was filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on the same date. The Company does not expect such deficiencies in internal controls will impact the financial results to be included in the 2025 Annual Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michel Atwood	212	983.2640
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued its Earnings Release on February 24, 2026. Based on currently available information and subject to Forvis Mazars, LLP’s completion of the necessary procedures to issue its opinions (as described in Part III herein), the Company does not expect any changes to the financial results to be included in the 2025 Annual Report compared to the financial information reported in the Earnings Release.

Forward-Looking Statements

Statements in this document which are not historical in nature are forward-looking statements. Although we believe that our plans, intentions, and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions, or expectations will be achieved. In some cases, you can identify forward-looking statements by forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, "expect”, “intend”, “may”, "should”, “will”, and “would” or similar words. You should not rely on forward-looking statements, because actual events or results may differ materially from those indicated by these forward-looking statements as a result of a number of important factors. These factors include, but are not limited to, the Company’s ability to file the 2025 Annual Report within the anticipated time period, the Company’s expectations regarding the financial results to be included in the 2025 Annual Report, the material weaknesses identified and any related impacts, and the risks and uncertainties discussed under the headings “Forward Looking Statements” and “Risk Factors” in the reports the Company files from time to time with the Securities and Exchange Commission. The Company does not intend to and undertakes no duty to update the information contained in this Form 12b-25.

INTERPARFUMS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 3, 2026	By /s/Michel Atwood
Michel Atwood, Chief Financial Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C.1001).

GENERAL INSTRUCTIONS

1.	This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the Form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ( § 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13 (b) of Regulation S-T (§232.13(b) of this Chapter).

6.	Interactive data submissions. This Form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).